                                                                    Exhibit 23.2


The Board of Directors
PLD Telekom Inc.

We consent to incorporation by reference in the registration statement (no. 333-35139) on Form S-8 of PLD Telekom Inc. and in the Post-Effective Amendment No. 1 to Form S-4 Registration Statement on Form S-8 (333-18713) of PLD Telekom, Inc., of our report dated March 21, 1997, relating to the consolidated balance sheets of PLD Telekom Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statement of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 10-K of PLD Telekom Inc.


KPMG
Chartered Accountants


Calgary, Canada
March 30, 1998